SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

CHESAPEAKE ENERGY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.00% CUMULATIVE CONVERTIBLE PREFERRED STOCK

(Title of Class of Securities)

165167-7-01/165167-6-02 (144A)

(CUSIP Number of Class of Securities)

Aubrey K. McClendon

Chairman of the Board and

Chief Executive Officer

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

James M. Prince, Esq. Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Street Houston, Texas 77002-6760 713-758-3710 713-615-5962 (fax)	Stephen L. Burns Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 212-474-1146 212-474-3700 (fax)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 30, 2004, and amended by Amendment No. 1 to the Schedule TO, filed on December 16, 2004, and Amendment No. 2 to the Schedule TO, filed on December 27, 2004, by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), and relates to an offer by the Company to exchange (the “Exchange Offer”) 5.3260 shares of the Company’s common stock for each validly tendered and accepted share of 6.00% Cumulative Convertible Preferred Stock (the “Preferred Stock”), on the terms and subject to the conditions described in the exchange offer prospectus, as amended (the “Exchange Offer Prospectus”), which is a part of the registration statement filed with the Securities and Exchange Commission on Form S-4, as amended (SEC File No. 333-120874) (the “Registration Statement”).

This Amendment No. 3 to Schedule TO is the final amendment to the Schedule TO.

The Schedule TO is hereby amended and supplemented by this Amendment No. 3 to Schedule TO as follows:

Item 4. Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at midnight, New York City time, on Tuesday, December 28, 2004 (the “Expiration Date”). On December 29, 2004, the Company announced the acceptance for exchange of 3,896,890 shares of Preferred Stock that were validly tendered and not withdrawn as of the Expiration Date, and issued 20,754,817 shares of its common stock in exchange for such shares of Preferred Stock. 103,110 shares of Preferred Stock remained outstanding at the Expiration Date.

The full text of Chesapeake’s press release, relating to the announcement of the expiration and results of the Exchange Offer, is filed herewith as exhibit (a)(4) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended by adding the following:

(a)(4) Press Release of Chesapeake Energy Corporation, dated December 29, 2004, announcing the expiration and results of the exchange offer (incorporated herein by reference to Form 8-K filed on December 29, 2004 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2004

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Martha A. Burger
Martha A. Burger
Treasurer and Senior Vice President Human Resources

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EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)	Exchange Offer Prospectus, dated November 30, 2004 (as amended on December 16, 2004) – incorporated herein by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on December 16, 2004.

(a)(2)	Press Release, dated November 30, 2004 (incorporated herein by reference to Form 8-K filed on November 30, 2004 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(a)(3)	Press Release of Chesapeake Energy Corporation, dated December 27, 2004, announcing the exchange ratio (incorporated herein by reference to Form 8-K filed on December 27, 2004 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(a)(4)	Press Release of Chesapeake Energy Corporation, dated December 29, 2004, announcing the expiration and results of the exchange offer (incorporated herein by reference to Form 8-K filed on December 29, 2004 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(d)	Not applicable

(g)	Not applicable.

(h)	Opinion of Vinson & Elkins L.L.P. – incorporated herein by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on November 30, 2004.

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